April 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lily Dang Gus Rodriguez Liz Packebusch Irene Barberena-Meissner

Re:	BW LPG Limited

Draft Registration Statement on Form 20-FR12(b)

Submitted on March 7, 2024

CIK No. 0001649313

Ladies and Gentlemen:

On behalf of BW LPG Limited (the “Company”), we hereby file a registration statement on Form 20-F (the “Registration Statement”).

On January 5, 2024, the Company confidentially submitted a first draft registration statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”). On March 7, 2024, the Company confidentially submitted a second draft registration statement on Form 20-F (“Submission No. 2”) with the Commission. On March 21, 2024, the Company received a comment letter with respect to Submission No. 2 (the “Comment Letter”) from the staff of the Commission (the “Staff”).

The Registration Statement has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in the Registration Statement.

U.S. Securities and Exchange Commission, p. 2

8.A Consolidated Statements and Other Financial Information

Dividend Policy, page 111

1.	We note your response to prior comment 11, including revisions to your dividend policy risk factor at page 39. Please further revise your dividend policy disclosure to clarify how dividends will be determined. For instance, please explain how Shipping NPAT and net leverage are determined for this purpose, provide examples of extraordinary items that would adjust the payout, and explain how BW Product Services’ performance would be considered to determine the payout.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 112 of the Registration Statement to address the Staff’s comment.

10.B Memorandum and Articles of Association

Exclusive Jurisdiction for Bermuda Companies Act and US Securities Act and Securities

Exchange Act Claims, page 121

2.	We note your disclosure that the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the exclusive forum for any dispute concerning the Bermuda Companies Act or out of or in connection with the Company’s bye-laws, including any question regarding the existence and scope of such bye-laws and/or whether there has been any breach of the Bermuda Companies Act or the bye-laws by an officer or director of the Company. We further note your disclosure that the Company’s bye-laws provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolving any complaint arising under the Securities Act or the Exchange Act.

Please revise to provide clear risk factor disclosure regarding these provisions. Such risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. The disclosure should also address whether there is any question as to whether a court would enforce the provisions. For instance, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, your disclosure should state that there is uncertainty as to whether a court would enforce your second provision, and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully advises the Staff that it has included a risk factor on pages 39-40 of the Registration Statement to address the Staff’s comment.

U.S. Securities and Exchange Commission, p. 3

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Kristian Sorensen, Chief Executive Officer, BW LPG Limited

Samantha Xu, Chief Financial Officer, BW LPG Limited